EXHIBIT 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except ratios)

Pretax income from continuing operations	$1,064,699	$278,611	$(83,517)	$339,001	$314,896

Add: Fixed charges	117,147	102,758	77,841	58,030	29,558
Add: Amortization of capitalized interest	11,448	11,784	9,095	5,107	2,991
Less: Capitalized interest	(16,165)	(10,952)	(12,135)	(10,785)	(4,337)
Earnings before fixed charges	$1,177,129	$382,201	$(8,716)	$391,353	$343,108

Fixed charges:
Interest expense (1)	$98,554	$89,711	$63,720	$45,849	$24,196
Capitalized interest	16,165	10,952	12,135	10,785	4,337
Interest expense component of rent (2)	2,428	2,095	1,986	1,396	1,025
Total fixed charges	$117,147	$102,758	$77,841	$58,030	$29,558

Ratio of earnings to fixed charges	10.0	3.7	—	6.7	11.6
Insufficient coverage	$—	$—	$86,557	$—	$—

(1) Includes amortization of discount and deferred financing costs.
(2) Represents a reasonable approximation of the rental factor.